Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entity of RLX Technology Inc.

Subsidiaries	Place of Incorporation
Relx HK Limited	Hong Kong
Beijing Yueke Technology Co., Ltd.	People’s Republic of China

Variable Interest Entity	Place of Incorporation
Beijing Wuxin Technology Co., Ltd.	People’s Republic of China

Subsidiaries of Variable Interest Entity	Place of Incorporation
Shenzhen Wuxin Technology Co., Ltd.	People’s Republic of China
Ningbo Wuxin Information Technology Co., Ltd.	People’s Republic of China